Exhibit 4.4.5

[Comerica Bank – California Letterhead]

September 4, 2003

Mr. Paul Hays

President and Chief Operating Officer

Synbiotics Corporation

11011 Via Frontera

San Diego, CA 92127

Re:	Letter Agreement

Dear Mr. Hays:

I write to confirm your request on behalf of Synbiotics Corporation that effective August 1, 2003 Comerica Bank accept principal payments of $45,000 per month in lieu of the $125,000 per month principal payments provided for under the Amended Promissory Note. I note that under sections IV. H. and V. C. the Third Amendment to Credit Agreement and Loan Documents and Waiver of Defaults (“Agreement”), Synbiotics’ ability to make distributions to the preferred shareholder, Redwood West Coast, LLC (“Redwood”), and Synbiotics ability’ to pay management fees in the amount of $15,000 would terminate upon the occurrence of an Event of Default.

We have discussed these issues and I write now to confirm that Comerica Bank agrees to accept the proposed reduction in principal payments from $125,000 to $45,000 effective August 1. 2003 in return for Synbiotics’ agreement not to make distributions to shareholders provided for in section IV. H. of the Agreement except for distribution of common stock only. Such common stock shall not be redeemable, carry any rights of payment, or otherwise provide for any other type of distribution. Pursuant to this agreement, Synbiotics may continue to pay management fees as provided in section V. C. of the Agreement, but Synbiotics and Redwood agree that they will modify or terminate those payments if requested by Comerica Bank in its sole and absolute discretion.

Unless specifically modified herein, all other terms and provisions of the Loan Documents shall remain in full force and effect in accordance with their original terms, and are hereby ratified and confirmed in all respects. The maturity date remains January 25, 2004.

I ask that you confirm this understanding by signing this letter in the place provided below. I also ask that you secure the signature of your preferred shareholder, Redwood West Coast, LLC to confirm its agreement as well.

Thank you for your cooperation in this matter. Please call me it you have any questions or other issues to discuss.

Very truly yours,

/s/ Thomas G. Kinzel

Thomas G. Kinzel Vice President - Western Division

ACKNOWLEDGED AND AGREED:

SYNBIOTICS CORPORATION		REDWOOD WEST COAST, LLC

/s/ Paul R. Hays		/s/ Christopher P. Hendy
by:	Paul Hays	by:	Mr. Christopher P. Hendy,
its:	President	its:	Member/Co-Manager

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